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         [LETTERHEAD OF QUICKTURN DESIGN SYSTEMS, INC. APPEARS HERE]


CONTACTS:

     QUICKTURN DESIGN SYSTEMS, INC.          ABERNATHY MACGREGOR FRANK
     Joan Powell                             Pauline Yoshihashi / Matt Sherman
     Director, Marketing Communications      (213) 630-6550 / (212) 371-5999
     (408) 914-6701
     joan@quickturn.com


FOR IMMEDIATE RELEASE


          QUICKTURN RESPONDS TO MENTOR GRAPHICS' EXTENSION OF ITS
                          UNSOLICITED TENDER OFFER

SAN JOSE, CALIF. (September 10, 1998) - Quickturn Design Systems, Inc. (Nasdaq:QKTN) today responded to Mentor Graphics Corporation's (Nasdaq:MENT) extension of its tender offer, which was scheduled to expire September 9, 1998, but was extended by Mentor without its purchasing any shares tendered. Mentor continues to own only 591,500 shares of Quickturn stock.

     Keith R. Lobo, president and chief executive officer of Quickturn Design Systems, Inc., said, "It is clear that a majority of Quickturn's stockholders do not support Mentor's inadequate offer. Quickturn is the acknowledged emulation technology and implementation leader in the design verification business and Mentor is trying to acquire an industry leader at a bargain price. We continue to urge Quickturn stockholders not to tender their shares.

     "Mentor understands the forces that will drive demand for our premier products as the industry transitions to deep submicron design with increasing chip complexity. With the validity of our patents having been upheld in the courts, Mentor understands the scarcity value of Quickturn's position in the industry. We have the patents, we have the customers, we have the R&D, and we have the people. Others have tried to beat us; they've failed. We believe Quickturn stockholders will find the superior potential of this Company amply demonstrated in 1999 and 2000," Mr. Lobo concluded.

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     On August 24, 1998, the Quickturn board of directors rejected Mentor's unsolicited tender offer. The board determined that the Mentor offer is inadequate, does not reflect the inherent value of the Company, and is not in the best interests of Quickturn or its stockholders. The Quickturn board continues to recommend Quickturn stockholders not tender their shares to Mentor pursuant to its offer.

     Quickturn also noted that hearing dates have been set in various lawsuits relating to Mentor's tender offer. The federal district court in Delaware set an October 6, 1998 hearing date on cross-motions for preliminary injunction, including Quickturn's request for injunctive relief based on a claim that Mentor's tender offer and proxy solicitation materials violate the federal securities laws. The Delaware Chancery Court scheduled an October 7, 1998 hearing on Quickturn's anticipated motion for summary judgment, which would dispose of Mentor's challenge to certain provisions in Quickturn's Bylaws and Preferred Shares Rights Agreement. If summary judgment is not granted, a trial in Delaware Chancery Court is scheduled for the week of October 19, 1998.

     Quickturn Design Systems, Inc. is the leading provider of verification products and time-to-market engineering (TtME(TM)) services for the design of complex ICs and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered at 55 W. Trimble Road, San Jose, CA 95131-1013; Telephone: 408/914-6000. For more information, visit the Quickturn Web site at www.quickturn.com or send e-mail to info@quickturn.com.

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